October 18, 2010

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                         Intermec, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 001-13279

Dear Mr. Shuman:

This communication is in response to your comment letter dated September 22, 2010, in connection with the Definitive Proxy Statement on Schedule 14A filed by Intermec, Inc. (“we”, “our”, “us” or the “Company”) on April 16, 2010 (the “Proxy Statement”).

For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Definitive Proxy Statement filed April 16, 2010

Corporate Governance

The Board's Oversight of Risk Management. page 10

1.
Please describe the process you undertook to reach the conclusion that the risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect on the company.  Refer to Item 402(s) of Regulation S-K and SEC Release No. 34-61175 Proxy Disclosure Enhancements.

RESPONSE:

Our senior management is responsible for assessing and managing the Company’s exposure to risks, including potential risks relating to compensation policies and practices for all employees.  The Compensation Committee monitors risks related to our compensation programs through periodic reviews with management.  We routinely consider the effectiveness of our employee compensation programs in supporting the objectives of our business.  We also regularly assess and identify risk factors that, if realized, could have a material adverse effect on the Company or its results.

In the months preceding filing of the Proxy Statement, the Company conducted a risk review of incentive compensation programs that would be in effect for 2010.  Our Chief Financial Officer and our Vice President, Human Resources oversaw development of the process and criteria for assessing these risks described below.  In March 2010, management discussed with the Compensation Committee the final rules adopted by the SEC relating to risks arising from compensation programs, and presented management’s review and assessment of our compensation programs and the potential risks.

Each of the programs reviewed has the potential to increase the compensation of participants based on Company or individual performance.   The measures used for each assessment were developed by management with the input of outside consulting firms, including the Compensation Committee’s independent consultant, Frederic W. Cook & Co., Inc., and included:
•	the metrics used in the performance-based programs,
•	the positions eligible to participate and their span of control,
•	the timing of payouts,
•	whether the programs were self-funding, and
•	whether there was a balanced pay mix.

We also identified and evaluated risk mitigation characteristics that could potentially impact the employee conduct involved in earning this compensation or the payment of the compensation that might be earned pursuant to these programs, including features such as:
•	a cap on maximum payouts,
•	having a combination of long-term and short-term incentive programs,
•	a share ownership policy for our senior officers, and
•	multi-year vesting schedules for equity awards.

In all cases the Compensation Committee (in the case of plans for our senior officers) or a management oversight committee (in the case of other plans) retains discretion to override a formulaic outcome that is inconsistent with overall performance or where results were obtained by actions inconsistent with our corporate or business strategies.

In addition to the foregoing review and evaluation, we also considered the relationship between our compensation policies and practices and other types of risks, which included, but were not limited to, the risks identified as material risk factors in our then most recent Annual Report on Form 10-K.

Based on these evaluations, management reached the conclusion that our compensation policies and programs do not create risks that are reasonably likely to have a material adverse impact on the Company.

Security Ownership of Certain Beneficial Owners and Management. page 19

2.	Please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Unitrin and Blackrock.

RESPONSE:

We prepared the disclosures in the Proxy Statement regarding the Security Ownership of Certain Beneficial Owners and Management consistent with Item 6 of Schedule 14A, which requires, among other things, that we furnish the information required by Item 403 of Regulation S-K to the extent known by the Company.  We confirm that, in future filings, to the extent known by us, we will include disclosures indicating the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by entities that are known by us to own beneficially five percent or more of our outstanding common stock.

We bring the following information to the Staff’s attention:

In a Schedule 13D/A, filed March 31, 2003, by Unitrin, Inc. (“Unitrin”) and Unitrin’s wholly owned subsidiary Trinity Universal Insurance Company (“Trinity”), Unitrin reported that, as of March 28, 2003, Unitrin and Trinity shared power to vote and dispose of the Intermec shares reported.  This information was disclosed in the Proxy Statement.  In the next Schedule 13D/A filed by Unitrin, on June 16, 2010, Unitrin again reported that, as of June 10, 2010, Unitrin and Trinity shared power to vote and dispose of the Intermec shares reported.  Consistent with Instruction C to Schedule 13D, Unitrin’s Schedule 13D/A filed on March 31, 2003, and Unitrin’s Schedule 13D/A filed on June 16, 2010, included disclosure pertaining to each executive officer and director of Unitrin and Trinity on schedules appended to the Schedule 13D/A filings.  In addition, Unitrin’s subsequent Schedule 13D/A filings to date (on July 26, 2010 and on August 27, 2010) include disclosure pertaining to executive officers and directors, and reference the previously filed schedules.  Unitrin did not identify any natural person having sole or shared voting and/or dispositive powers over any of the Intermec shares reported, in any of the Schedule 13D/A filings mentioned in this paragraph.

In a Schedule 13G filed on January 29, 2010, by BlackRock, Inc. (“BlackRock”), BlackRock reported that, as of December 31, 2009, it had sole power to vote and dispose of the Intermec shares reported.  This information was disclosed in the Proxy Statement.  In Item 7 of BlackRock’s Schedule 13G, BlackRock identified the subsidiaries that acquired the Intermec shares reported by reference to Exhibit A.  Exhibit A lists the following subsidiaries:
•	BlackRock Asset Management Japan Limited
•	BlackRock Advisors (UK) Limited
•	BlackRock Institutional Trust Company, N.A.
•	BlackRock Fund Advisors
•	BlackRock Asset Management Australia Limited
•	BlackRock Financial Management, Inc.
•	BlackRock Investment Management, LLC
•	BlackRock International Ltd.

BlackRock did not identify any natural person having sole or shared voting and/or dispositive powers over any of the Intermec shares reported in the Schedule 13G filed on January 29, 2010, or on any subsequent filing.

Executive Compensation

Compensation Discussion and Analysis

Components of the Executive Compensation Program

2010 Cash Incentive Plan, page 32

3.
We note that you provided the target values under the terms of the 2009 MICP, but did not provide them for the 2010 SOIP despite the fact that it appears target values were established.  Please tell us what consideration you gave to including the 2010 SOIP target values.

RESPONSE:

The Proxy Statement presented the performance goals and the target performance values for the 2009 Management Incentive Compensation Plan (“2009 MICP”), as well as the actual attainment values of the 2009 MICP, based on our financial results for 2009, which had already been publicly reported.

In 2010 we adopted the Senior Officer Incentive Program (“SOIP”) to replace the 2009 MICP as the annual cash incentive award opportunity program for eligible Senior Officers.  The 2010 SOIP award opportunity is based upon the achievement in 2010 of target performance goals and, if achieved and approved by the Compensation Committee, would be paid to eligible participants in 2011.  In the Proxy Statement, we disclosed the performance goals established for the 2010 SOIP, but not the target performance values.

We described the adoption of the SOIP and, in particular, the 2010 SOIP opportunity in the Proxy Statement to provide notice of changes in the design of the annual incentive award opportunity applicable to our named executive officers.  We did not disclose the 2010 SOIP target performance values because we did not consider targets for a performance period that ends in the future to be material to an understanding of 2009 compensation.  In addition, we do not otherwise disclose targets for operating profit, full-year targets for revenue, or targets for average invested capital.  We consider this target information to be confidential during the program period.  Disclosure of such information during the course of the year to which the targets apply would provide competitors with information that could result in competitive harm to the Company.  We will disclose in the proxy statement for 2011 the target performance values and actual attainment values for the 2010 SOIP in substantially the same format that we presented the target performance values and actual attainment values for the 2009 MICP in the Proxy Statement.

Long-Term Equity Incentive Programs, page 32

4.
We note that you have not disclosed your financial goals for the PSU Program for 2009 or the PSU Program for 2008, which cover the 2009-2011 and 2008-2010 performance cycles.  Although we note your statement that as of December 31, 2009, no payout is expected under these performance cycles, these targets appear to be material.  Please tell us what consideration you gave to disclosing this information.

RESPONSE:

The Performance Share Unit Program (“PSU Program”) is a long-term incentive program intended to award participants for overall success in our financial performance over multiple years.  The Compensation Committee establishes target awards of PSUs at the beginning of each three-year cycle, and assigns performance targets for that three-year cycle.

The 2007-2009 PSU Program ended on December 31, 2009.  In the Proxy Statement, we disclosed the performance targets, target values and actual attainment values for the 2007-2009 PSU Program, based on our financial results for the three-year period, which had already been publicly reported.  The awards under the 2009-2011 PSU Program and under the 2008-2010 PSU Program will vest and be settled in shares to the extent earned as of December 31, 2011, and December 31, 2010, respectively.

We described the establishment of the 2009-2011 PSU Program and the 2008-2010 PSU Program in the Proxy Statement to provide notice of changes in the design of the long-term incentive award program applicable to our named executive officers for these performance cycles.  We also disclosed in the CD&A our expectation, as of December 31, 2009, that no payout was expected for these performance cycles, consistent with the disclosures in the Outstanding Equity Awards at 2009 Fiscal Year-End table, particularly note (b), to assist readers in an understanding of this information.

We did not disclose the target performance values for either the 2009-2011 PSU Program or the 2008-2010 PSU Program in the Proxy Statement because we did not consider targets for performance cycles that end in future years to be material to an understanding of 2009 compensation.  In addition, we do not otherwise disclose full-year or multi-year targets for earnings per share from continuing operations or targets for return on invested capital, nor do we disclose full-year or multi-year targets for diluted earnings per share from continuing operations or for revenue.  We consider this target information to be confidential during the performance cycle.  Disclosure of such information during the period of the performance cycle to which the targets apply would provide competitors with information that could result in competitive harm to the Company.  We will disclose in future proxy statements the target performance values and actual attainment values for the 2009-2011 PSU Program and the 2008-2010 PSU Program, respectively, in substantially the same manner that we presented the target performance values and actual attainment values for the 2007-2009 PSU Program in the Proxy Statement.

* * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this letter, please contact Mary Brodd, our Senior Corporate Counsel, at (425) 265-2465, or me, at (425) 265-2402.

We also confirm that the correct number to use for fax communications to Intermec, Inc. is 425-265-2425.

Sincerely,

/s/ Robert J. Driessnack
Robert J. Driessnack
Senior Vice President, Chief Financial Officer

cc:          Patrick J. Byrne, Intermec, Inc., Chief Executive Officer
Janis L. Harwell, Intermec, Inc., Senior Vice President, General Counsel and Corporate Secretary
Mary Brodd, Intermec, Inc., Senior Corporate Counsel